SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
---------------------------------------------------x    Index No. 98-600059
HARBOR FINANCE PARTNERS, on behalf                   :
of' itself and all others similarly                  :  Purchased and filed on:
situated,                                            :  January 7, 1998
                                                     :
                                     Plaintiff,      :  Plaintiff designates
                                                     :  New York County as the
         v.                                          :  place for trial
                                                     :
CLARENCE A. ABRAMSON, ROBERT E.                      :  The basis of venue is
CORNELIA, RICHARD N. DANIEL,                         :  place of business of
GERALD G. GARBACZ, FRANK E.                          :  defendants
GRZELECKI, GOUVERNEUR M. NICHOLAS,                   :
HERCULES P. SOTOS, ELLIOT J.                         :  Plaintiff resides in
SUSSMAN, ROGER E. TETRAULT,                          :  Dade County, Florida
and HANDY & HARMAN,                                  :
                                    Defendants.      :  S U M M O N S
---------------------------------------------------x
 To the above named defendants:

                  YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiffs' Attorneys within 20 days after service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Defendants' address:

c/o Handy & Harman
250 Park Avenue
New York, New York 10177

Dated:  January 7, 1998

                            WECHSLER HARWOOD HALEBIAN
                                  & FEFFER LLP

                            By: /s/ Robert I. Harwood
                                ---------------------
                                    Robert I. Harwood
                            488 Madison Avenue
                            New York, New York 10022
                            (212) 935-7400

                            Attorneys for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
----------------------------------------------------x    Index No. 1998/600059
HARBOR FINANCE PARTNERS, on behalf                    :
of' itself and all others similarly                   :
situated,                                             :
                                                      :
                                        Plaintiff,    :
                                                      :  CLASS ACTION COMPLAINT
         v.                                           :
                                                      :
CLARENCE A. ABRAMSON, ROBERT E.                       :
CORNELIA, RICHARD N. DANIEL,                          :   JURY TRIAL DEMANDED
GERALD G. GARBACZ, FRANK E.                           :
GRZELECKI, GOUVERNEUR M. NICHOLAS,                    :
HERCULES P. SOTOS, ELLIOT J.                          :
SUSSMAN, ROGER E. TETRAULT,                           :
and HANDY & HARMAN,                                   :
                                                      :
                                        Defendants.   :
----------------------------------------------------x

                  Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

                  1. This is a shareholders' class action lawsuit brought on behalf of the public shareholders of Handy & Harman ("Handy & Harman" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to properly consider a bona fide offer for the Company from WHX Corporation ("WHX"), announced on December 15, 1997. Their actions constitute a breach of fiduciary duty to maximize shareholder value. The individual defendants are using their fiduciary positions of control over Handy & Harman to thwart others in their legitimate attempts to acquire the Company, and the individual defendants are trying to entrench themselves in their positions with Handy & Harman.

                                     Parties

                  2. Plaintiff is and, at all relevant times, has been the owner of shares of Handy & Harman common stock.

                  3. Handy & Harman is a corporation duly organized and existing under the laws of the State of New York. The Company is a diversified manufacturing company with operations in materials engineering and specialty manufacturing. Handy & Harman products include electronic components, specialty fasteners, engineered materials, specialty wire, and tubing and fabricated precious metals. Handy & Harman maintains its principal executive offices at 250 Park Avenue, New York, New York 10177. Handy & Harman has approxi mately 12.0 million shares of common stock outstanding and approximately 2800 stockholders of record. Handy & Harman stock trades on the NYSE.

                  4. Defendant Richard N. Daniel ("Daniel") has been the Chief Executive Officer and Chairman of the Board of the Company since 1992, and prior thereto Chairman of the Board, President and Chief Executive Officer. Daniel has served on the Board of Directors since 1974.

                  5. Defendant Frank E. Grzelecki ("Grzelecki") has been, at all times material hereto, the President and Chief Operating Officer of Handy & Harman, and has served as a director of the Company since 1988.

                  6. Defendants Clarence A. Abramson, Robert E. Cornelia, Gerald
G. Garbacz, Governeur M. Nichols, Hercules P. Sotos, Elliot J. Sussman and Robert E. Tetrault have been, at all times material hereto, directors of Handy & Harman.

                  7. The individuals identified in Paragraphs 4 through 6 are collectively referred to throughout this complaint as the "Individual Defendants."

                  8. All directors and executive officers as a group own approximately 5% of Handy & Harman.

                  9. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

                            CLASS ACTION ALLEGATIONS

                  10. Plaintiff brings this case in its own behalf and as a class action, pursuant to Section 901 et seq. of the CPLR, on behalf of all shareholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

                  11. This action is properly maintainable as a class action.

                  12. The Class is so numerous that joinder of all members is impracticable.


The Company has approximately 2,800 shareholders, who are located throughout this State and the United States.

                  13. There are questions of law and fact common to the Class, which predominate over individual ones, including, inter alia, whether:

                        a. defendants have breached their fiduciary
                           duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in the sale of Handy & Harman;

                        b. defendants have breached or aided and
                           abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class; and

                       c. plaintiff and the other members of the Class are being, and will continue to be, injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

                  14. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

                  15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudication or substantially impair or impede their ability to protect their interests.

                  16. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                           SUBSTANTIVE ALLEGATIONS

                  17. On December 15, 1997, WHX announced that it had sent a 1etter to the Chairman of the Board of Handy & Harman to have Handy & Harman's Board of Directors (the "Board") consider a stock acquisition by WHX valued at $360 million. Under the terms of the proposal, Handy & Harman shareholders would receive $30.00 per share in cash representing a 34.8% premium over the trading price of the Company's stock on the day prior to the announcement. According to the letter, Ronald LaBow ("LaBow"), the Chairman of the Board of WHX, sought to have "an amicable and productive dialogue on the merits of this offer and the benefits which a combination of [the] companies would bring to [the] senior management team, employees at large, and the [C]ompany's shareholders." LaBow also outlined his plan to commence a cash tender offer on December 16, 1997 for any and all shares of Handy & Harman common stock at $30.00 per share.

                  18. Handy & Harman responded to WHX's offer only to say that the Board will consider WHX's offer.

                  19. According to the Dow Jones Wire on December 23, 1997, LaBow had tried to negotiate with the defendants, but was rebuffed in his efforts.

                  20. On December 24, 1997, defendants announced over the PR Newswire that they had unanimously voted to recommend that shareholders reject WHX's tender offer, and not tender any of their shares pursuant to the offer. In recommending that shareholders reject the offer, as reported by Reuters, the Board took a "just say no" defense, citing a number of reasons that ignore the strength of a combined WHX/Handy & Harman company, including the Company's recent strategic repositioning and business and financial prospects, and the Board's familiarity with the financial condition, business opportunities and current business plans of Handy & Harman.

                  21. Analysts have commented on the positive financial condition of WHX, and LaBow's stewardship of that company. Barry Vogel, an industry analyst with Vogel & Associates, described LaBow's running of WHX as "extremely conservative," and cited the executive's rescue of Wheeling-Pittsburgh Steel from bankruptcy over the past decade, turning WHX into the nation's fourth-largest steelmaker and more recently refinancing $266 million worth of long-term debt. Vogel concluded by saying, "I think (LaBow's) just trying to improve the value of the steel company."

                  22. In addition to taking a "just say no defense," defendants have other defensive measures at their disposal to thwart WHX or any other third party interested in an acquisition of or merger with the Company.

                  23. For example, the Company has in place a Common Stock Purchase Rights plan (commonly known as a "Poison Pill"), which entitles each holder of common stock to one purchase right ("Rights") for each common share held. Under the plan, the Rights are exercisable ten days after a person or group acquires 20% or announces or makes a tender offer for 20% or more of the Company's common shares. Each right would entitle the holder to buy one common share of Company stock for $58.00.

                  24. The purpose, intent, and effect of the Poison Pill is to thwart, impede, and delay any acquisition of Handy & Harman so that the Individual Defendants can remain in control of the Company.

                  25. The rights plan has the force and effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a bona fide offer to purchase their shares by an acquiror, such as WHX, unfavored by incumbent management. This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defendants results in a heightened fiduciary duty of the Individual Defendants to consider, in good faith, a third party bid, such as WHX, and further requires the Individual Defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

                  26. Further, on December 23, 1997, defendants approved an amendment to Handy & Harman's by-laws to allow the Board the right to schedule the time and date of the annual shareholders' meeting and, therefore, the election of directors, instead of its previous fixed date. In amending the by-laws, defendants have manipulated the corporate machinery to make it virtually impossible for third parties interested in an acquisition of or merger with the Company to wage a proxy contest or elect or remove incumbent directors.

                  27. Defendants' recalcitrance to consider and promptly act upon WHX's offer has no valid business purpose, and simply evidences their disregard for the benefits of a combined WHX/Handy & Harman company. By refusing to consider WHX's offer, defendants are depriving plaintiff and the Class of the right to share in the assets and businesses of Handy & Harman and receive the maximum value for their shares.

                  28. Handy & Harman represents a highly attractive acquisition candidate. Defendants' conduct would ensure their continued positions within the Company but deprive the Company's public shareholders of a premium that WHX, or any other bidder, is prepared to pay, or of the enhanced premium that further negotiation or exposure of Handy & Harman to the market could provide.

                  29. Defendants owe fundamental fiduciary obligations to Handy & Harman's shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public shareholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Handy & Harman must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

                  30. Because defendants dominate and control the business and corporate affairs of Handy & Harman, and because they are in possession of private corporate information concerning Handy & Harman's assets, businesses, and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and Handy & Harman's public shareholders. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its public stockholders.

                  31. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

                  32. In connection with the conduct described therein, the Individual Defendants breached their fiduciary duties by, among other things:

                           a.  failing to properly consider the WHX
                               proposal without fully informing themselves about or intentionally ignoring the future prospects of a combined Handy & Harman/WHX company, or the intrinsic worth of WHX;

                           b.  failing and refusing to negotiate with
                               representatives of WHX; and

                           c. impairing the franchise rights of Handy & Harman's shareholders.

                  33. Defendants have refused to take those steps necessary to ensure that Handy & Harman's shareholders will receive maximum value for their shares of Handy & Harman stock. Defendants have thus refused to seriously consider the pending offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

                  34. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiff and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of Handy & Harman's public shareholders. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Handy & Harman, except on terms that would further their own personal interests.

                  35. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Handy & Harman's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Handy & Harman's common stock, and have been and will be prevented from fully and freely exercising their franchise rights.

                  36. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their right to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

                  37. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the shareholders' enjoyment of their franchising rights and the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at an attractive price.

                  38. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Handy & Harman, all to the irreparable harm of plaintiff and other members of the Class.

                  39. Plaintiff and the Class have no adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment as follows:

                           (a) Declaring this to be a proper class action and

certifying p1aintiff as a class representative;

                           (b) Ordering the Individual Defendants to carry out
their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                               (i) cooperate fully with any entity or person,
including WHX, having a bona fide interest in proposing any transaction that would maximize shareholder value, including but not limited to, a merger or acquisition of Handy & Harman;

                               (ii) immediately undertake an appropriate
evaluation of Handy & Harman's worth as a merger/acquisition candidate;

                               (iii) take all appropriate steps to enhance
Handy & Harman's value and attractiveness as a merger/acquisition candidate;

                               (iv) take all appropriate steps to effectively
expose Handy & Harman to the marketplace in an effort to create an active auction of the Company;

                               (v) act independently so that the interests of
the Company's public shareholders will be protected; and

                               (vi) adequately ensure that no conflicts of
interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Handy & Harman;

                           (c) Ordering the Individual Defendants, jointly and
severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                           (d) Awarding plaintiff the costs and disbursements
of this action, including a reasonable allowance for plaintiff's attorneys' and expert's fees; and (e) Granting such other and further relief as may be just and proper.


Dated:   New York, New York
         January 7, 1998


                            WECHSLER KARWOOD HALEBIAN
                                  & FEFFER LLP

                            By: /s/ Robert I. Harwood
                                ---------------------

                                    Robert I. Harwood
                            488 Madison Avenue
                            New York, New York 10022
                            (212) 935-7400

                            Attorneys for Plaintiff